

August 29, 2023

George Lai
Chief Financial Officer
The9 LTD
17 Floor, No. 130 Wu Song Road
Hong Kou District, Shanghai 200080
People's Republic of China

>   **Re: The9 LTD**
>   **Form 20-F for the Year Ended December 31, 2022**
>   **Correspondence Filed April 28, 2023**
>   **File No. 1-34238**

Dear George Lai:

We have reviewed your April 28, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2023 letter.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

General

1.   We note your response to prior comment 3. Your analysis is incomplete. For example, your analysis does not address all types of NFTs that you issue, such as those referenced in the following statement: "certain NFTs may entitle our customers to additional perks, such as merch items, gifts, participation in events organized by NFTSTAR." Your analysis also does not address your role in supporting the secondary price of the NFTs or your ongoing right to receive a percentage of the proceeds of secondary sales of the NFTs. Further, your analysis is conclusory and does not provide support for many assertions. Finally, your analysis with respect to your pre-May 2022 activities and post-May 2022 activities is identical and does not address the differences in such activities or

your role in such activities. Please supplementally provide us with a revised legal analysis addressing these issues.

2.	In future filings, provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

3.	We note that you hold Filecoin and generate revenue from Filecoin mining. The Commission is of the view that Filecoin meets the definition of a security under the U.S. federal securities laws. In future filings please revise your disclosure where appropriate to provide a detailed discussion regarding the impact this may have on your business, financial condition and results of operations.

Risk Factors
Risk Factors Related to Our Company and Our Industry, page 17

4.	We note that you are not authorized or permitted to offer your products and services to customers outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. In future filings, describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions. Describe any steps you take to restrict access of U.S. persons to your products and services and any related material risks.

While NFTs themselves are not likely to be classified as securities, page 34

5.	Please revise to remove your legal analysis and conclusions, including the statement here and on page 2 that the "NFTs themselves are not likely to be classified as securities." Please also revise to remove your legal analysis from the disclosure on pages 88 and 89.

Cryptocurrency Mining, page 85

6.	In future filings, please clearly disclose the locations of the mining facilities that host your miners, the numbers of miners hosted and the hash rate of the miners hosted. In addition, identify the entity that manages the mining facility, and disclose the material terms of each agreement with the mining facility, including the term, termination provisions, the services provided and the fees.

7.	In future filings, please expand your description of your miners to disclose the types of miners you own, the average, mean and range of ages of the miners and the average, mean and range of the energy efficiency of your miners.

8.	In future filings, please disclose the policies related to the uses for your mined Bitcoin and mined Filecoin, and disclose how you monetize your Bitcoin and Filecoin, including exchanges you use to monetize Bitcoin and Filecoin, whether you have any agreements with any exchanges, and the percentage of your crypto asset holdings that you store on any exchanges' platform. In this regard, we note your disclosure on page 30 that many of your crypto assets are held by exchanges. In addition, we note that you hold other types of crypto assets. Please identify here the types and amount of such crypto assets and discuss the purpose of holding other types of crypto assets.

9. In future filings, please identify the mining pool operators you use for your Bitcoin mining operations, disclose the material terms of these mining pool agreements and state whether or not all of your Bitcoin miners participate in the mining pools. In addition, please disclose whether these mining pools provide services only for Bitcoin mining, or if they are multi-crypto asset mining pools, the fees associated with participating with the mining pools and whether payouts are limited to only Bitcoin. Similarly, disclose whether or not you participate in Filecoin mining pools, and, if so, identify the mining pool operators you use for your Filecoin mining operations, whether the mining pools provide services only for Filecoin mining or if they are multi-crypto asset mining pools, the fees associated the mining pools and whether the payouts are limited only to Filecoin.

10. In future filings, please include a comprehensive breakeven analysis for your Bitcoin mining operations, your Filecoin mining operations and any other crypto assets that you earn or mine that compares the cost to earn/mine one crypto asset with the value of the crypto asset. Your analysis should identify and explain the inputs used in your calculation.

11. In future filings, please revise your disclosure to describe the terms and provisions of your insurance policies covering your crypto assets in the event of loss or fraud, including the amount of coverage, the term, the termination provisions, the renewal options and the limitations on coverage. In addition, please disclose the material terms of your insurance policies covering your miners. To the extent that you do not have insurance coverage for your crypto assets or miners, please add risk factor disclosure as appropriate.

12. We note your disclosure on page 83 that in July 2022 you changed to self-custody. In future filings, please revise to disclose your custody procedures, including, what portion of your Bitcoin, Filecoin and other crypto assets are held in hot wallets and cold wallets, the geographic location where digital assets are held in cold wallets, and any other security measures used.

13. In future filings, regarding any crypto assets held by any mining pools in which you currently, or plan to, participate, discuss how such crypto assets are held by the pool, including whether it is required to hold crypto assets in cold storage, what security precautions it is required to undertake, what inspection rights you have, and what type of insurance the pool operator is required to have to protect you from loss.

Information on the Company
Business Overview, page 85

14. In future filings, clarify whether you have material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies of entities in the crypto asset market and other related businesses.

15. In future filings, if material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:
    - Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
    - Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
    - Have the crypto assets of their customers unaccounted for.
    - Have experienced material corporate compliance failures.

16. In future filings, to the extent material, explain whether your crypto assets or mining machines serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets or mining machines used in these financing arrangements, and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.

NFT Business
Our roles in the NFT business, page 88

17. We note your disclosure on page 88 that prior to May 2022, NFTSTAR operated a platform in which users could open accounts in order to be able to purchase and sell your minted NFTs but that, in May 2022, you offered your NFTs on third-party platforms. In future filings please disclose whether you still operate a platform in which users may purchase and sell NFTs.

18. In future filings, please explain the rights and obligations of the NFTs you have minted and issued. In this regard, we note your disclosure that you provide auxiliary entertainment to NFT holders like a blockchain-based on-line game, MetaGoal in which users may use their NFTs to earn in-game currency or player cards and that certain NFTs entitle customers to additional perks such as merchandise items, gifts and participation in events organized by NFTSTAR. Please disclose the number and type of NFTs outstanding and the number of NFTs that you have re-purchased.

19. In future filings, please discuss your internal policies and procedures for conducting due diligence for anti-money laundering, know your customer, and/or compliance with the Office of Foreign Assets Control related requirements.

20. In future filings, please identify the risks to NFT holders and your platform users' assets in the event of insolvency or bankruptcy of any The9 Limited entities.

21. In future filings, please disclose whether you accept crypto assets as payments for NFTs or services provided by your platform. If so, please disclose the crypto assets you accept as payment, how you determine the value of such crypto assets and your policies related to monetizing such crypto assets.

22.   In future filings, please disclose the services your currently offer on your platform. To the extent that you offer wallets to NFTs holders and/or others and hold customer assets on your platform, please revise to disclose the steps you take to safeguard your customers' crypto assets, describe any policies and procedures you have regarding the commingling of assets, including customers' assets, your assets and those of affiliates or others. In addition, identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

23.   In future filings, please disclose whether you offer your NFTs or any other services to U.S. persons and within the U.S.

Internal procedures, page 90

24.   Refer to your response to comment 1. We note your disclosure:

- On page 35, "Public statements by senior officials at the SEC indicate that the SEC does not currently intend to take the position that Bitcoin or Ethereum are securities in their current form;"
- On page 35, "Bitcoin and Ethereum are the only cryptocurrencies as to which senior officials at the SEC have publicly expressed a view;"
- On page 35, "With respect to all other cryptocurrencies, there is currently no certainty under the applicable legal test that such assets are not securities';"
- On page 90, "The legal test for determining whether any given crypto asset is a security . . . evolves over time, and the outcome is difficult to predict;" and
- On page 90, "The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset is a security."

In future filings please remove or revise these statements in light of the fact that the Commission has identified numerous crypto assets as securities, the reference to public statements about Ethereum in its current form are inaccurate, the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Operating and Financial Review and Prospects, page 111

25.   In future filings, to the extent material, explain whether, to your knowledge, crypto assets you have issued serve as collateral for any other person's or entity's loan, margin, rehypothecation or similar activity. If so, discuss whether the current crypto asset market disruption has impacted the value of the underlying collateral and explain any material financing and liquidity risk this raises for your business.

Item 5. Operating and Financial Review and Prospects
Results of Operations
Year 2022 Compared to Year 2021, page 118

26.   You disclose that in 2021 you recognized a gain on rebooking the investment in FF
        Intelligent. Please tell us the amount of the gain recognized and how you applied the
        accounting literature to your facts and circumstances.

Item 15. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page 163

27.   Please respond to the following:
        •   You disclose that your management, with the participation of your chief financial
            officer and internal audit manager, evaluated the effectiveness of your internal
            control over financial reporting. We note from Exhibits 12.1 and 12.2 that your
            principal executive officer is your CEO and your principal financial officer is your
            CFO. Tell us whether your principal executive officer participated in the evaluation
            of the effectiveness of your internal control over financial reporting and why you do
            not refer to that participation in your disclosure. Refer to Rule 13(a)-15(c) under the
            Exchange Act.
        •   You disclose that management concluded that the company did not maintain effective
            internal control over financial reporting as of December 31, 2022 due to a significant
            deficiency related to the untimely period-end closing at the subsidiary level for
            certain subsidiaries. Tell us in sufficient detail why you refer to the matter identified
            as a significant deficiency and not a material weakness. Refer to AS 2201.62 to
            2201.70 and 2201.A7 and .A11.

Consolidated Financial Statements
Report of Independent Public Accounting Firm, page F-3

28.   Please respond to the following:
        •   We note that the report of RBSM LLP does not refer to an audit of the
            schedule. Amend the the filing to include an audit report that includes a reference
            to the schedule included pursuant to Rule 12-04 of Regulation S-X. Refer to AS
            3101.
        •   Ask RBSM LLP to amend their report to define the term *PCAOB,* such as, if
            true, *Public Company Accounting Oversight Board (United States).* Refer to AS
            3101, including Appendix B.
        •   Ask RBSM LLP to include in their audit report the statements required by AS
            3105.60, or tell us why those statements are not required.

Report of Independent Registered Public Accounting Firm, page F-4

29.   The signature on the audit report is *Grant Thornton*, however the name registered for
        PCAOB ID 1487 (the PCAOB ID disclosed on page F-1) is *Grant Thornton Zhitong*

Certified Public Accountants LLP. Further, the name on the consent included as Exhibit 15.4 is *Grant Thornton Zhitong Certified Public Accountants LLP*. Please amend the filing to include an audit report signed with the PCAOB registered firm's name. Refer to General Instruction E(c)(2) of Form 20-F.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-5

30. We note that you present an amount for *income (loss) from operations* and classify *realized gain on exchange cryptocurrencies* in other non-operating income and expenses. Per ASC 360-10-45-5, if a subtotal such as income from operations is presented, you should include the amount of gains or losses recognized on the sale of a long-lived asset, that is not a discontinued operation, within that total. Please tell us why you classify *realized gain on exchange cryptocurrencies* in other non-operating income and expenses.

31. You disclose that you recognized a *realized gain on exchange of cryptocurrencies* of RMB 10,864,747 in 2022. In the statements of cash flows on page F-11, you disclose *Proceeds from sales of cryptocurrencies* of RMB 5,637,172. Please explain to us how you realized a gain greater than the amount of your proceeds. Also, given your impairment accounting policy, tell us how you recognized a realized loss for ETH in 2022 as shown in the table on page F-36.

Consolidated Statements of Cash Flows, page F-11

32. Please respond to the following:
   - Tell us what the item, *Change in cryptocurrencies*, represents and how it was calculated.
   - Tell us where you include the separate components of the changes in your balance sheet account, *Cryptocurrencies*, in the statements of cash flows, including the non-cash consideration you receive from cryptocurrency mining revenue and the net realized gain from the sale of cryptocurrencies. Tell us why these amounts are not reflected as adjustments to reconcile net loss to net cash used in operating activities.

Note 2. Principal Accounting Policies
<1> Basis of Presentation
Going Concern and Management's Plans, page F-13

33. We note the going concern paragraphs in the audit reports on pages F-2 and F-4. Please revise future filings to include a statement in the notes to the financial statements indicating that there is substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Refer to ASC 205-40-50-13.

<ins><9> Cryptocurrencies, page F-17</ins>

34.   Please tell us how your classification of cryptocurrencies as current assets is consistent with the definition of current assets in ASC 201-10-20. For each digital asset type held at December 31, 2022 and 2021, tell us the average length of time it has been held and how frequently it turns over, explaining how you calculated this turnover.

35.   Regarding your impairment testing for cryptocurrencies, please tell us the following information for each type of cryptocurrency held and reference for us the authoritative literature you rely upon to support your accounting:
  • Tell us the market(s) you used to determine the quoted prices used to assess impairment.
  • Tell us whether these market(s) are your principal market(s), and if not, explain why not, and how the markets were determined.
  • We note that you did not provide the disclosure regarding the reasons for the impairment of your cryptocurrencies as previously requested in comment 16 of our September 15, 2022 letter. In future filings, include any disclosures required by ASC 350-30-50-3(a).

<ins><13> Revenue Recognition, page F-19</ins>

36.   Please provide us your analysis supporting your revenue recognition policy for your Bitcoin mining pool participation activities. In your response, where appropriate, reference the authoritative literature relied upon to support your accounting:
  • Provide us a representative sample contract for your Bitcoin mining and cross reference your analysis to the specific provisions of the contracts. Be sure to include terms related to the promises and related performance obligations, calculation of consideration, and payment.
  • Tell us about the term of your contracts and the period of service for which the mining pool operators determine your compensation.
  • Tell us whether there are any penalties for contract termination by either party and whether you can withdraw computing power midterm and reinstitute it later. In your response tell us your consideration of the guidance in Questions 7 or 8, as applicable, to the FASB Revenue Recognition Implementation Q&A's and the impact on your determination of both contract inception and duration.
  • Tell us about your process to identify your performance obligations. Refer to ASC 606-10-25-14 to 25-22.
  • Tell us how and when you report your work performed to the pool operator. In this regard, explain whether you report each nonce completed or only report when all nonces assigned are completed or at some point in between.
  • Tell us your consideration for treating each nonce you are assigned as a performance obligation or whether the range of all nonces for an individual block is a separate performance obligation.
  • Tell us the nature of the consideration specified in the contract, how the amount of

consideration is determined, and the payment terms. Highlight terms that cause variability for your cryptocurrency awards. Also discuss whether or not you receive transaction fees in addition to cryptocurrency awards.

- Tell us how you might have insight into whether the amount of non-cash consideration received from the pool operator is the appropriate amount.
- With respect to the timing of revenue recognition, you disclose that because it is not probable that a significant reversal of cumulative revenue will not occur, you constrain the consideration until the mining pools successfully place a block and you receive confirmation of the consideration, at which time revenue is recognized. Tell us how your accounting policy considered ASC 606-10-25-23 to 25-25 and ASC 606-10-31-11 to 32-12 and discuss at what point the uncertainty associated with the variable consideration is resolved and why. Tell us whether you are able to estimate your hashrate as you perform your services.
- Tell us when you receive confirmation of consideration.
- Tell us when you satisfy your performance obligation. Refer to ASC 606, including ASC 606-10-25-23 to 25-30. Tell us the relevant factors considered in determining when revenue should be recognized.
- In future filings disclose the time frame of when the cryptocurrencies are deposited into your wallet and your principal market(s).

37. Please provide your analysis supporting your measurement of the non-cash consideration (cryptocurrencies) you receive for your Bitcoin mining pool participation activities. In your response, where appropriate, reference the authoritative literature you relied upon to support your accounting:
- You disclose that you measure the non-cash consideration at fair value on the date received which is not materially different than the fair value at contract inception. Tell us how your accounting policy complies with ASC 606-10-32-21.
- Tell us what constitutes contract inception and contract duration and why. Cite the relevant ASC 606 guidance supporting your determination.
- Tell us the market(s) you used to determine the quoted price used to value the non-cash consideration and how you identified these market(s). Refer to ASC 820, including ASC 820-10-35-5A.
- Tell us the market(s) in which you entered into transactions to sell digital assets during the periods presented in the financial statements and the volume of sales in each market.

38. Please provide us your analysis supporting your revenue recognition policy for your Filecoin mining pool participation activities. In your response, where appropriate, reference the authoritative literature relied upon to support your accounting:
- Provide us a representative sample contract and cross-reference your analysis to the specific provisions of the contracts. Be sure to include terms related to the promises and related performance obligations, calculation of consideration, and payment.
- Tell us why you refer to a 540-day process as the term of your contracts and how this period was determined.

- Tell us whether there are any penalties for contract termination by either party and whether you can withdraw storage and reinstitute it later.
- Tell us about your process to identify your performance obligations. Refer to ASC 606-10-25-14 to 25-22.
- Tell us how you and the network determine your output under the contract.
- Tell us when you satisfy your performance obligation and the relevant factors considered in determining when revenue should be recognized.
- Tell us the significant terms of your third-party agreement, including the distribution schedule. Tell us how you accounted for the agreement and why.
- Tell us why 70 Bitcoins are still under pledge as of December 31, 2022. Also tell us why you have 39,152 Filecoin pledged as of December 31, 2022.
- On page F-36 in the BTC rollforward, you show the receipt of BTC of RMB 101,782,024 in 2022 for mining. This amount represents 100% of your mining revenues in 2022 as shown on page F-5. On page 112, you disclose as of December 31, 2022, you have recognized RMB 0.8 million of Filecoin revenue. Reconcile these disclosures.
- Tell us the nature of the consideration specified in the contract, how the amount of consideration is determined, and the payment terms. Highlight terms that cause variability for your cryptocurrency awards and the nature of any constraints. Also discuss whether or not you receive transaction fees in addition to cryptocurrency awards.
- Tell us how you know whether the amount of non-cash consideration received from the network is the appropriate amount.
- Tell us how and when you measure the non-cash consideration you receive for Filecoin mining activities. Refer to ASC 606-10-32-21.
- Tell us what constitutes contract inception and contract duration and why. Cite the relevant ASC 606 guidance supporting your determination.
- Tell us the market(s) you used to determine the fair value of the non-cash consideration and how you identified these market(s). Refer to ASC 820, including ASC 820-10-35-5A.
- Tell us the market(s) in which you entered into transactions to sell digital assets during the periods presented in the financial statements and the volume of sales in each market.
- Tell us when you receive confirmation of consideration.
- In future filings, disclose the time frame of when the cryptocurrencies are deposited into your wallet and your principal market(s).

39. You disclose that there is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and you have exercised significant judgment in determining the appropriate accounting treatment. In future filings, please reconsider the appropriateness of your statement, here and on pages 25 and 127. We observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification whose scope applies to your transactions.

40.   With respect to your NFT revenues, please provide us your analysis supporting your
       revenue recognition policy. In your response, where appropriate, reference for us the
       authoritative literature you relied upon to support your accounting:
       • Provide us a representative sample contract and cross reference your analysis to the
         specific provisions of the contract. Be sure to include terms related to promises and
         related performance obligations, calculation of transaction consideration, and
         payment.
       • Tell us about the term of your contracts.
       • Tell us the nature of any provisions in your contracts for returns, warranties or
         penalties.
       • Tell us about your process to identify your performance obligations. Address all
         performance obligations, including the NFT and your provision of auxiliary
         entertainment. Refer to ASC 606-10-25-14 to 25-22 and ASC 606-10-55-36 to 55-40.
       • Tell us about how you allocate the transaction price to your performance
         obligations. Refer to ASC 606-10-32-28 to 32-41.
       • Tell us the nature of the consideration specified in the contract, how the amount of
         consideration is determined, and the payment terms, including your royalties. Discuss
         how you valued any non-cash consideration, including timing and determination of
         fair value.
       • Tell us when you satisfy your performance obligation. Refer to ASC 606, including
         ASC 606-10-25-23 to 25-30. Tell us the relevant factors considered in determining
         when revenue should be recognized.
       • Tell us about the terms of your agreements wherein you pay commission fees to
         third-party platforms.
       • Tell us how you account for Mcoins and Starcoins and why.
       • Tell us how you account for prizes earned by playing Metagoal and why.

41.   Please provide us your analysis supporting your revenue recognition policy for your
       online game services. In your response, where appropriate, reference the authoritative
       literature relied upon to support your accounting:
       • Tell us about the significant terms of your contracts.
       • Tell us about your performance obligations and the process you used to identify your
         performance obligations.
       • Tell us the nature of the consideration specified in the contract, how you determined
         the amount of consideration, and the payment terms.
       • Tell us how you allocate the transaction price to the performance obligations.
       • Tell us when you satisfy your performance obligations and the relevant factors
         considered in determining when revenue should be recognized.
       • Tell us how the premium features are consumed. Tell us how you determine when to
         recognize revenue based on consumption versus the life of the premium features.
       • Tell us the significant terms of your online-game licensing agreements to other
         operators wherein you are the principal and record revenues on a gross basis.
         Include the nature of the associated services which you render to the customers over
         time. Tell us about your analysis supporting your recognition of revenue on a gross

basis.
- Tell us the significant terms of your licensing agreements where you record the game revenues on a net basis as an agent. Tell us the nature of the amounts paid to the third-party operators and how you determine those amounts. Tell us about your analysis supporting your recognition of revenue on a net basis.

<17> Cost of Revenues, page F-22

42. Please tell us about the nature of the costs for the following and reference the accounting literature applied:
- fee deducted by mining pools.
- online game royalties.
- revenue sharing to third-party platforms.
- costs incurred to create, or mint, your NFT's, including any fees paid to third parties.

Note 8. Property, Equipment and Software, Net, page F-35

43. You disclose that you recorded losses for impairment of equipment in 2021 and 2022. Please tell us and revise future filings to disclose the following. Refer to ASC 360-10-50-2:
- A description of the facts and circumstances leading to the impairment.
- The method(s) for determining fair value.
- The segment in which the impaired long-lived asset (asset group) is reported.

Note 9. Cryptocurrencies, page F-35

44. With respect to your Bitcoin and Ethereum rollforwards on page F-36, please respond to the following:
- Revise future filings to also present an aggregated rollforward for all of your cryptocurrencies.
- Revise your rollforwards of cryptocurrencies in future filings to remove the proceeds from the sale and realized gains/losses on cryptocurrencies and replace them with the carrying value of the cryptocurrencies sold. Provide sufficient supplementary disclosure below the reconciliation to relate the carrying value of cryptocurrencies sold to the realized gains/losses on cryptocurrencies sold on your statements of operations.
- Tell us why the *Receipt of BTC from cryptocurrency mining* in 2021 of RMB 128,598,905 in the rollforward does not agree to mining revenue of RMB 134,122,954 on the statement of operations.
- Tell us why the *Exchange of BTC into other cryptocurrency* and *Additions from exchange of BTC & USDT* are not included as non-cash investing activities on the statement of cash flows.
- Tell us the nature of the amount shown in the BTC and ETH rollforwards for *Used in operating activities*.
- Tell us why the impairment of BTC and ETH combined for 2022 of RMB 57,758,269

does not agree to the amount of RMB 58,624,040 on your statement of operations.
- Tell us where the *Receipt of ETH from NFT business* and *Receipt of ETH from games* are reflected in your statements of cash flows.

45. You disclose that you have pledged 70 Bitcoins and 39,152 Filecoins as of December 31, 2022 and their value is approximately RMB 7.8 million and RMB 0.6 million, respectively. Please tell us the nature of the *value*. That is, tell us whether it is carrying value or fair value or some other value. In future filings disclose the fair value of the pledged cryptocurrencies, the nature and remaining duration of the restrictions, and the circumstances that could cause the restrictions to lapse. Also, tell us how you are accounting for the pledged cryptocurrencies and why, citing the accounting literature you relied upon and how you applied it. In future filings, include an accounting policy for the pledged assets in the notes to the financial statements.

Note 14. Convertible Notes, page F-43

46. Please respond to the following:
- You disclose that the March 2021 convertible note was due March 17, 2022, yet we note that the balance is still outstanding per the table on page F-45. Tell us the status of this note.
- Tell us why the table of notes outstanding on page F-45, shows a line for repayment of convertible debt. Tell us why you do not reflect the net carrying amount for each convertible note. Refer to ASC 470-20-50-1D.
- In future filings, provide any disclosures required by ASC 740-20-50-1D and 50-1E.

Note 25. Commitments and Contingencies
25.1 Other operating commitments, page F-52

47. Please tell us about the significant terms of your payment commitment for licenses of $37.8 million as of December 31, 2022. Tell us how you are accounting for the commitments and why, citing the accounting literature applied.

Note 26. Segment Reporting, page F-53

48. Please respond to the following:
- In future filings, please disclose total assets for each reportable segment. Refer to ASC 280-10-50-22.
- Tell us why you did not disclose depreciation and amortization expense for each segment. Refer to ASC 280-10-50-22.
- Tell us why you did include the geographic disclosures prescribed by ASC 280-10-50-41.

        You may contact Kate Tillan at 202-551-3604 or Rolf Sundwall at 202-551-3105 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Hapling Li